UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 3, 2017

LIVEXLIVE MEDIA, INC.

(Exact name of registrant as specified in its charter)

Delaware	333-167219	98-0657263
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

269 South Beverly Drive, Suite 1450

Beverly Hills, CA 90212

(Address of principal executive offices) (Zip Code)

(310) 601-2500

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company     ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.      ☐

Item 1.01	Entry into a Material Definitive Agreement.

On October 3, 2017, LiveXLive Media, Inc. (the “Company”) entered into Amendment No. 1 (“Amendment No. 1”) to the Agreement and Plan of Merger, dated September 6, 2017 (the “Merger Agreement”), with LXL Video Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company (the “Merger Sub”), Snap Interactive, Inc., a Delaware corporation (“Snap”), and Jason Katz, in his capacity as stockholders’ agent in connection with the transactions contemplated by the Merger Agreement. Pursuant to the previously announced Merger Agreement, at the closing of the transactions contemplated therein (the “Closing”), Snap will merge with and into the Merger Sub (the “Merger”), and following the Merger, the separate corporate existence of Snap will cease and the Merger Sub will continue as the surviving corporation of the Merger and shall succeed to and assume all the rights and obligations of Snap in accordance with applicable Delaware law.

Pursuant to Amendment No. 1, the parties agreed to extend (i) the date by which the Company’s underwritten public offering of its shares of common stock to be registered on a Registration Statement on Form S-1, as may be amended from time to time, and as filed with the Securities and Exchange Commission (the “SEC”), yielding aggregate gross proceeds to the Company of not less than $100,000,000, must be priced to October 27, 2017 (the “Public Offering”), and (ii) the date by which the Closing must be consummated to the earlier of: (x) a commercially reasonable period of time following the closing of the Public Offering (taking into account all SEC and other regulatory requirements in connection with Snap’s Proxy Statement and the Company’s Form S-4 to be filed with the SEC) or (ii) January 3, 2018, or such other dates and times as may have been agreed upon in writing by the Company and Snap.

On October 10, 2017, the Company, the Merger Sub, Snap and Mr. Katz entered into Amendment No. 2 (“Amendment No. 2”) to the Merger Agreement. Pursuant to Amendment No. 2, the parties agreed to, among other things, provide that Snap shall prepare and file with the SEC, and mail to its stockholders, a proxy statement on Schedule 14A relating to a meeting of Snap’s stockholders to be called for the purpose of seeking the approval of Snap’s stockholders of the Merger Agreement and the Merger, with the receipt of such approval being a condition to the closing of the Merger. In addition, in connection with Amendment No. 2, Snap will seek to have certain of its stockholders enter into a Voting Agreement with the Company, pursuant to which such stockholders would agree, among other things and subject to the terms thereof, to vote all shares of the common stock of Snap beneficially owned by such stockholders in favor of the Merger and against certain matters, including other proposals to acquire Snap.

Other than as expressly modified by Amendment No. 1 and Amendment No. 2, the Merger Agreement remains in full force and effect as originally executed on September 6, 2017. There can be no assurance that the Merger will be consummated or as to the date by which the Merger may be consummated, if at all.

The foregoing description of Amendment No. 1 and Amendment No. 2 is a summary only, does not purport to set forth the complete terms of Amendment No. 1 and Amendment No. 2 and is qualified in its entirety by reference to Amendment No. 1 and Amendment No. 2 filed as Exhibit 2.2 and 2.3, respectively, to this Current Report on Form 8-K and hereby incorporated by reference. For a detailed discussion of the Merger and the terms of the Merger Agreement, see the Company’s Current Report on Form 8-K filed with the SEC on September 11, 2017.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed acquisition by the Company of Snap, the Company will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Snap that also constitutes a prospectus of the Company. The definitive proxy statement/prospectus will be delivered to stockholders of Snap. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of such Registration Statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by the Company and Snap through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.livexlive.com or by contacting the Company at (310) 601-2500. Copies of the documents filed with the SEC by Snap will be available free of charge on Snap’s website at www.snap-interactive.com or by contacting Snap at (212) 594-5050.

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Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Snap by the Company, including any statements regarding the expected timetable for completing the proposed transaction, synergies, benefits and opportunities of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding the Company’s and Snap’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of the Company and Snap, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required vote of Snap’s shareholders; the timing to consummate the Company’s underwritten public offering; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; ability to successfully integrate the businesses; risk that the transaction and its announcement could have an adverse effect on Snap’s ability to retain customers and retain and hire key personnel; or the risk that any potential synergies from the transaction may not be fully realized or may take longer to realize than expected. In addition, forward-looking statements may also be adversely affected by general market factors and federal and state regulations and legislation, among other factors. The forward-looking statements contained in this communication may become outdated over time. The Company and Snap do not assume any responsibility for updating any forward-looking statements. Additional information concerning these and other factors can be found in the Company’s and Snap’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at www.sec.gov, including the Company’s and Snap’s most recent Annual Reports on Form 10-K and other filings and submissions with the SEC. The foregoing list of important factors is not exclusive. All forward-looking statements speak only as of the date on which they are made. The Company and Snap assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits:

Exhibit No.	Description
2.1†	Agreement and Plan of Merger, dated as of September 6, 2017, by and among LiveXLive Media, Inc., LXL Video Acquisition Corp., Snap Interactive, Inc. and Jason Katz, in his capacity as the Stockholders’ Agent (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the SEC on September 11, 2017).
2.2	Amendment No. 1, dated as of October 3, 2017, to the Agreement and Plan of Merger, dated as of September 6, 2017, by and among LiveXLive Media, Inc., LXL Video Acquisition Corp., Snap Interactive, Inc. and Jason Katz, in his capacity as the Stockholders’ Agent (incorporated by reference to Exhibit 2.6 to the Company’s Registration Statement on Form S-1, Amendment No. 3, filed with the SEC on October 6, 2017).
2.3*	Amendment No. 2, dated as of October 10, 2017, to the Agreement and Plan of Merger, dated as of September 6, 2017, by and among LiveXLive Media, Inc., LXL Video Acquisition Corp., Snap Interactive, Inc. and Jason Katz, in his capacity as the Stockholders’ Agent.

†	Schedules have been omitted pursuant to Item 601(b)(ii) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.

*	Filed herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIVEXLIVE MEDIA, INC.

/s/ Robert S. Ellin
Name:	Robert S. Ellin
Title:	Chief Executive Officer and Chairman of the Board of Directors

Dated: October 10, 2017

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